FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of September 30, 2005 together with Independent Accountant’s Limited Review Report

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 TOGETHER WITH INDEPENDENT ACCOUNTANTS’ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	09-30-2005	12-31-2004
ASSETS

CASH AND DUE FROM BANKS
Cash	446,802	414,492
Due from banks and correspondents	1,627,271	1,208,591

	2,074,073	1,623,083

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	644,871	729,084
Holdings for trading or financial transactions (Exhibit A)	8,916	10,297
Unlisted Government Securities (Exhibit A)	87,767	492,272
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	942,204	740,747
Investments in listed private securities (Exhibit A)	4,043	291
Less: Allowances (Exhibit J)	—	55,325

	1,687,801	1,917,366

LOANS
To government sector (Exhibits B, C and D)	4,599,448	6,084,704
To financial sector (Exhibits B, C and D)	153,885	60,732
To non financial private sector and residents abroad (Exhibits B, C and D)	3,336,443	2,290,968

Overdraft	588,449	271,841
Discounted instruments	465,023	251,332
Real estate mortgage	384,324	400,585
Collateral Loans	9,119	6,967
Consumer	222,401	137,396
Credit cards	422,703	354,451
Other	1,339,579	957,127
Interest and listed-price differences accrued and pending collection	31,525	23,787
Less: unused collections	124,755	111,594
Less: Interest documented together with main obligation	1,925	924
Less: Difference arising from purchase of portfolio	86	88
Less: Allowances (Exhibit J)	114,589	118,796

	7,975,101	8,317,520

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	293,255	325,593
Amounts receivable for spot and forward sales pending settlement	140,942	380,778
Instruments to be received for spot and forward purchases pending settlement	150,926	18,486
Unlisted corporate bonds (Exhibits B, C and D)	79,121	99,691
Non-deliverable forward transactions balances pending settlement	50	—
Other receivables not covered by debtor classification regulations	139,101	18,043
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	16,879	12,841
Interest accrued and pending collection not covered by debtor classification regulations	112,604	90,764
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	2,465	2,121
Less: Allowances (Exhibit J)	10,953	12,757

	924,390	935,560

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	104,243	57,413
Less: Allowances (Exhibit J)	1,565	1,162

	102,678	56,251

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	51,095	46,750
Other (Note 5) (Exhibit E)	288,708	270,648
Less: Allowances (Exhibit J)	11,470	11,711

	328,333	305,687

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	2,449	2,999
Other (Note 5)	355,727	214,702
Tax on minimum presumed income – Tax Credit	113,331	92,631
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	73	56
Other accrued interest receivable	1	2
Less: Allowances (Exhibit J)	279,100	153,423

	192,481	156,967

PREMISES AND EQUIPMENT (Exhibit F)	347,594	351,041

OTHER ASSETS (Exhibit F)	62,652	95,277

INTANGIBLE ASSETS (Exhibit G)
Goodwill	27,116	32,088
Organization and development expenses	634,856	769,119

	661,972	801,207

SUSPENSE ITEMS	948	1,210

TOTAL ASSETS	14,358,023	14,561,169

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	09-30-2005	12-31-2004
LIABILITIES

DEPOSITS (Exhibits H and I)
Government sector	155,868	198,593
Financial sector	26,298	22,879
Non financial private sector and residents abroad	10,649,815	8,973,015

Checking accounts	1,960,839	1,655,905
Savings deposits	2,814,519	2,369,164
Time deposits	5,066,036	4,167,741
Investments accounts	213,274	159,193
Other	493,477	383,432
Interest and listed-price differences accrued payable	101,670	237,580

	10,831,981	9,194,487

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	97,293	1,764,058

Other	97,293	1,764,058

Banks and International Institutions (Exhibit I)	228,347	251,005
Non-subordinated corporate bonds (Exhibit I)	294,900	321,181
Amounts payable for spot and forward purchases pending settlement	151,757	16,159
Instruments to be delivered for spot and forward sales pending settlement	146,099	423,051
Financing received from Argentine financial institutions (Exhibit I)	95,691	2,900
Non-deliverable forward transactions balances pending settlement	61	—,—
Other (Exhibit I)	310,024	338,785
Interest and listed-price differences accrued payable (Exhibit I)	9,481	122,049

	1,333,653	3,239,188

OTHER LIABILITIES
Other (Note 5)	122,637	97,769

	122,637	97,769

ALLOWANCES (Exhibit J)	277,993	232,808

SUBORDINATED CORPORATE BONDS	—,—	60,307

SUSPENSE ITEMS	2,749	33,786

TOTAL LIABILITIES	12,569,013	12,858,345

STOCKHOLDERS’ EQUITY (as per the related statements of changes in stockholders’ equity)	1,789,010	1,702,824

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,358,023	14,561,169

MEMORANDUM ACCOUNTS

		09-30-2005	12-31-2004
DEBIT ACCOUNTS

Contingent
–	Guarantees received	4,612,870	5,218,789
–	Contra contingent debit accounts	535,016	2,990,328

		5,147,886	8,209,117

Control
–	Receivables classified as irrecoverable	398,801	436,965
–	Other (Note 5)	34,481,936	29,050,239
–	Contra control debit accounts	194,895	207,304

		35,075,632	29,694,508

Derivatives
–	Contra debit derivatives accounts	70,016	19,361
–	“Notional” amount of non-deliverable forward transactions	43,632	28,173

		113,648	47,534

For trustee activities
–	Funds in trust	12,879	10,758

		12,879	10,758

TOTAL		40,350,045	37,961,917

CREDIT ACCOUNTS

Contingent
–	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	3,427	272,854
–	Guarantees provided to the BCRA	72,828	2,387,972
–	Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	372,679	219,798
–	Other guarantees given non covered by debtor classification regulations	62	—,—
–	Other covered by debtor classification regulations (Exhibits B, C and D)	86,020	109,704
–	Contra contingent credit accounts	4,612,870	5,218,789

		5,147,886	8,209,117

Control
–	Items to be credited	175,045	173,837
–	Other	19,850	33,467
–	Contra control credit accounts	34,880,737	29,487,204

		35,075,632	29,694,508

Derivatives
–	“Notional” amount of non-deliverable forward transactions	70,016	19,361
–	Contra debit derivatives accounts	43,632	28,173

		113,648	47,534

For trustee activities
–	Contra credit accounts for trustee activities	12,879	10,758

		12,879	10,758

TOTAL		40,350,045	37,961,917

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2005 AND 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	09-30-2005	09-30-2004
FINANCIAL INCOME

Interest on cash and due from banks	17,781	8,242
Interest on loans to the financial sector	5,792	648
Interest on overdraft	26,865	18,198
Interest on discounted instruments	14,358	7,552
Interest on real estate mortgage	31,078	33,985
Interest on collateral loans	727	202
Interest on credit card loans	15,393	11,433
Interest on other loans	89,912	59,784
Interest on other receivables from financial transactions	6,587	4,957
Income from secured loans - Decree 1387/01	164,694	148,278
Net income from government and private securities	40,852	37,911
Indexation by benchmark stabilization coefficient (CER)	530,573	293,069
Indexation by salary variation coefficient (CVS)	—	37,699
Other	83,474	58,401

	1,028,086	720,359

FINANCIAL EXPENSE

Interest on checking accounts	14,835	14,649
Interest on savings deposits	2,630	2,931
Interest on time deposits	115,179	78,211
Interest on financing to the financial sector	626	1,085
Interest on other liabilities from financial transactions	19,679	16,847
Other interest	56,968	72,805
Indexation by CER	258,735	132,495
Other	22,534	36,438

	491,186	355,461

GROSS INTERMEDIATION MARGIN – GAIN	536,900	364,898

ALLOWANCES FOR LOAN LOSSES	90,153	29,960

SERVICE CHARGE INCOME

Related to lending transactions	52,352	49,222
Related to liability transactions	143,155	114,833
Other commissions	25,540	23,229
Other (Note 5)	78,296	48,710

	299,343	235,994

SERVICE CHARGE EXPENSE

Commissions	33,756	23,763
Other (Note 5)	14,220	11,341

	47,976	35,104

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	09-30-2005	09-30-2004
ADMINISTRATIVE EXPENSES

Payroll expenses	221,683	166,232
Fees to Bank Directors and Statutory Auditors	171	171
Other professional fees	15,504	15,425
Advertising and publicity	25,296	18,155
Taxes	10,979	10,835
Other operating expenses (Note 5)	101,465	111,303
Other	26,848	23,452

	401,946	345,573

NET GAIN FROM FINANCIAL TRANSACTIONS	296,168	190,255

OTHER INCOME

Income from long-term investments	23,533	35,388
Punitive interests	196	212
Loans recovered and reversals of allowances	55,029	393,605
Other (Note 5)	141,413	10,305

	220,171	439,510

OTHER EXPENSE

Punitive interests and charges paid to BCRA	47	93
Charge for uncollectibility of other receivables and other allowances	217,534	360,317
Amortization of difference arising from judicial resolutions	164,229	150,170
Other	48,343	35,985

	430,153	546,565

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	86,186	83,200

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	—	124,025

NET INCOME/(LOSS) FOR THE PERIOD	86,186	(40,825)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

		2005								2004
			Non capitalized contributions		Retained earnings
Movements		Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unrealized valuation difference (2)	Retained earnings/(losses)	Total	Total
1.	Balance at beginning of fiscal year	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,478,985)	1,618,452	1,750,397
2.	Adjustment to earnings of prior years (Notes 2.3.k), 2.3.ñ) and 15.1.4)	—,—	—	—	—	—	—	84,372	84,372	(146,135)

3.	Subtotal	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,394,613)	1,702,824	1,604,262

4.	Cumulative losses absorption approved by Stockholders’ Meeting held on April 28, 2005 (Communication “A” 4294 as supplemented of the BCRA)		(1,020,258)	(456,925)	—	(1,802)	—	1,478,985		—
5.	Absorption approved by BCRA Resolution N° 52/04 (Note 1.3)	—	—	—	—	—	—	—	—	(200,000)
6.	Net income/(loss) for the period	—	—	—	—	—	—	86,186	86,186	(40,825)

7.	Balance at the end of the period	471,361	175,132	312,979	428,698	—	230,282	170,558	1,789,010	1,363,437

BALANCE AT THE END OF THE PERIOD

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock
(2)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	09-30-2005	09-30-2004
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,623,083	1,389,828
Increase in cash and due from banks	450,990	322,909

Cash and due from banks at end of the period	2,074,073	1,712,737

REASONS FOR CHANGES IN CASH

Financial income collected	1,152,973	417,042
Service charge income collected	299,305	235,784

Less:
Financial expenses paid	688,906	369,508
Service charge expenses paid	47,976	35,104
Operating expenses paid	367,224	287,188

FUNDS PROVIDED BY / (USED IN) ORDINARY OPERATIONS	348,172	(38,974)

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	1,772,486	1,031,063
Net increase in other liabilities from financial transactions (*)	—,—	24,628
Net decrease in government and private securities (**)	270,417	300,165
Net decrease in loans (*)	12,648	—,—
Net decrease in other receivables from financial transactions (**)	—,—	81,764
Other sources of funds (**)	91,794	64,285

TOTAL OF SOURCES OF FUNDS	2,147,345	1,501,905

USE OF FUNDS

Net increase in loans (**)	—	617,618
Net increase in other receivables from financial transactions (**)	22,309	—
Net increase in other assets (**)	179,216	182,750
Net decrease in other liabilities from financial transactions (*)	1,713,708	—
Net decrease in other liabilities (*)	108,079	317,588
Other uses of funds (*)	21,215	22,066

TOTAL USES OF FUNDS	2,044,527	1,140,022

INCREASE IN FUNDS	450,990	322,909

(*) Variations originated in financing activities.	(70,516)	716,037
(**) Variations originated in investment activities.	173,334	(354,154)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2004, AND

THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH

FLOWS AS OF SEPTEMBER 30, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 229-branch network and 35 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% corporate stock as of September 30, 2005. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital increase of fiscal year 2004

At the Regular and Special Meetings held on April 22, 2004, the stockholders approved the Bank’s capital increase in the amount of up to 385,000 face value for the subscription of common, book-entry shares, entitled to one vote per share.

The public offering of 103.232.874 ordinary shares of $1,00 par value each, entitled to one vote per share and with equal rights than the remaining shares of the Bank, was authorized by Resolution N. 14.917 of the National Securities Commission (CNV) on October 4, 2004. The stock-market listing of the referred shares has been authorized by the Buenos Aires Stock Exchange on October 7, 2004.

On November 19, 2004, an aggregate of 103,232,874 new shares were issued for a paid-in amount of pesos 364,412,045.22, which resulted in an additional paid-in capital of pesos 261,179,171.12.

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

				Total (in thousands)
Capital Stock as of December 31, 1999:				209,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

1.3	Banco Francés (Cayman) Limited

Within the framework of the regularization and reorganization plan filed by the Bank with the BCRA, and Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions, dated March 17, 2004, on March 18, 2004, the Bank sold to BBVA its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was recorded as follows:

-	200,000 of the negative result from the transaction was absorbed and charged to the account “Unrealized valuation difference” under stockholders’ equity, as authorized by Resolution No. 52/04 of the Superintendence of Financial and Exchange Institutions.

-	The remaining result, 10,978, was charged to income (loss) for the fiscal year ended December 31, 2004.

1.4	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was USD 16,900,000, based on the financial statements as of December 31, 2004. Upon entering into the sale agreement, an advance payment was made for 20% of the price.

The sale agreement as entered into shall be considered duly executed after the approval required from regulatory authorities, still pending as of the date of issuance of these financial statements.

Until the transfer is consummated, Credilogros Cía. Financiera will continue to be managed by BBVA Banco Francés S.A. and the conduct of its business with customers will remain unchanged.

1.5	Atuel Fideicomisos S.A. and Francés Administradora de Inversiones S.A.:

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13,000. This amount was capitalized on that date.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

1.6	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

As required by Communication “A” 4265 of the BCRA, the balance sheet and exhibits related to include comparative information with balances as of December 31, 2004, while the statements of income, changes in stockholders equity, and cash flows are compared with balances as of September 30, 2004.

Additionally, the financial statements, notes and exhibits for fiscal year ended December 31, 2004 and for the nine month period ended September 30, 2004 have been modified due to adjustments to prior year’s income/(loss) (see notes 2.3.k), 2.3.ñ) and 4.2.).

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2005 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the periods ended September 30, 2005 and 2004.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts: Federal Government Compensation based on the asymmetrical switch into pesos:

BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value (i.e. face value plus interest and adjustment accrued), limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of September 30, 2005 and the end of the previous fiscal year, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 2.3.a). The outstanding compensation (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in note 12) was valued pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

•	Bonds received under the Argentine sovereign debt restructuring process:

Communication “A” 4270 dated December 29, 2004 provided that the “Discount Bonds” and “GDP-linked Securities” may be recorded at the book value of the instruments delivered for exchange less payments received during 2004 and the first half of 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

•	As of December 31, 2004, Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, and Treasury Bills Series 90 were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of September 30, 2005 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for each period.

•	Unlisted government securities: these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

The present value as of September 30, 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3.87%, in accordance with the provisions of the abovementioned Communication for September, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against a balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the Benchmark Stabilization Coefficient (CER) through the end of the period.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of September 30, 2005 and the end of the previous fiscal year. Differences in listed prices were charged to income for each period.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2005 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of September 30, 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3.87%, in accordance with the provisions of the abovementioned Communication for September, 2005.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period/fiscal year.

Provincial Governments loans and other Government loans

As of September 30, 2005 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value as of September 30, 2005 was calculated by discounting the estimated cash flows at an annual rate of 3.87%, in accordance with the provisions of the abovementioned Communication for September, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period/fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”), secured bonds (due 2018) and loans to the financial sector, on which interest has been accrued by the straight line method.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As of September 30, 2005 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government guaranteed loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2005 and the end of the previous fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

-	As of September 30, 2005 and the end of the previous fiscal year, Federal Government Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

-	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on September 30, 2005 and the end of the previous fiscal year were applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

-	In foreign currency: as of September 30, 2005 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each period or fiscal year.

-	Holdings in investment accounts and for trading transactions: according to the method described in note 2.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2005 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of September 30, 2005 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of September 30, 2005 and as of the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of period or fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of period or fiscal year.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by the equity method at the end of period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

The Bank recorded an adjustment to earnings of prior years of 219 (loss) due to adjustments of certain investments in other companies (81(loss) as of December 31, 2003). This adjustment affected the items Investments in Other Companies of the balance sheet as of December 31, 2004 by 219 (decrease) and Other Income of the income statement as of September 30, 2004 by 6 (decrease).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

n)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

ñ)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2005 and December 31, 2004.

The Bank recorded an adjustment to earnings of prior years for 8,040 (loss) to reflect expenses of software maintenance and transport of values corresponding to the previous fiscal year and recorded in the current period. This adjustment affected the item Other Liabilities from the balance sheet as of December 31, 2004 in 8,040 (increase) and the item Administrative Expenses - Other Operating Expenses of the statement of income as of September 30, 2004 in 2,956 (increase).

o)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

p)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions’ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

q)	Use of estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for loan losses and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

r)	Statement of Income Accounts:

-	As of September 30, 2005 and 2004, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

s)	Earning per share:

As of September 30, 2005 and 2004 the Bank calculates the earning per share on the basis of 471,361,306 and 368,128,432 ordinary shares, respectively, of $ 1 par value each. The net income for nine month periods ended on those dates is as follows:

	2005	2004
Net income (loss) for the period	86,186	(40,825)
Earning (loss) per share for the period	$0.18	$(0.11)

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Pronouncement No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the some of the new valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below.

I.	Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the

National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., the application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the results for each period and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II.	Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 3,291,795 thousands for Secured loans. At September 30, 2005 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 4,353,700 and 6,181,489 (consolidated amounts), respectively, in accordance with the criterion described in Note 2.3.c). The recoverable values of these assets as of September 30, 2005 exceed their book values.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of September 30, 2005 and the end of the previous fiscal year, the Bank and its subsidiaries keeps other assets with the Public Sector, valued in accordance with the criterion described in notes 2.3.b), 2.3.c) and 2.3.g). In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at current value.

The following is a detail of the book values of these assets as of September 30, 2005 and the end of the previous fiscal year as well as their estimated fair values for the holdings stated in the column as of September 30, 2005:

Item	09.30.2005	12.31.2004	09.30.2005
			Market value	Estimated fair value
Secured Bond 2018	87,767	451,121	92%
Provincial Development Trust Fund Corporate Bonds	794,415	742,930		84%
Federal Government Bonds in US dollar Libor 2012	78,414	78,384	92%
Compensation pending receipt from the Federal Government	121,653	—	92%
Argentine Republic External Bills (1)	—	541,145	—
Treasury Bills Series 90 (1)	—	54,230	—
Discount Bonds in US dollar	205,941	—	91%	(2)
Discount Bonds in pesos	360,516	—	108%	(2)

(1)	Net of allowances. Restructured bonds as mentioned in Note 15.
(2)	Correspond to parity value.

The net balance sheet effect resulting from considering the above mentioned fair values would imply a decrease in shareholders’ equity in approximately 339,000 and 518,000 as of September 30, 2005 and December 31, 2004, respectively.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 15.1.3., as of September 30, 2005 and the end of the previous fiscal year, the Bank recorded assets amounting to 610,596 and 739,289, respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

d)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 253,000 y 118,000 as of September 30, 2005 and the end of the previous fiscal year, respectively, should be recovered.

III.	Disclosure aspects

Unrealized valuation difference

As it is mentioned on note 1.3., during last fiscal year, the Bank has absorbed 200,000 of the negative results appeared from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “unrealized valuation difference” of the stockholders’ equity, according to what was authorized in the Resolution N° 52/04 of the Superintendent of Financial and Exchange Institutions.

According to accounting principles generally accepted in Buenos Aires City, such amount should have been charged to income (loss) for the fiscal year finished on December 31, 2004, while the remaining balance of the mentioned account should be recorded into unappropriated earnings account of the stockholders’ equity.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2005 and the end of the previous fiscal year, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2005 and the end of the previous fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 253,000 and 118,000, respectively. Such amounts are made up as follows:

	2005	2004
Deferred tax assets	629,000	530,852
Deferred tax liabilities	(376,000)	(412,852)

Net deferred assets	253,000	118,000
Allowance	(253,000)	(118,000)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to December 31, 2003, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years’ adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

In addition, on February 11, 2005, the BCRA issued Communication “A” 4295 whereby it allowed, under certain guidelines, to record TOMPI credit balances.

Therefore, on September 30, 2005, the Entity recorded this asset for 113,331 and included an adjustment to earnings of prior years for a total amount of 92,631 (gain) and 4,990 (loss) as of December 31, 2003. In the balance sheet as of December 31, 2004, presented for comparative purposes, such adjustment affected the item Other receivables by 92,631 (increase) and in the statement of income as of September 30, 2004, presented for comparative purposes, such adjustment affected the items Income Tax and Tax on Minimum Presumed Income and Other Income by 20,250 (decrease) and 590 (increase), respectively.

4.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of September 30, 2005 and the end of the previous fiscal year, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		09-30-2005	12-31-2004
–	INVESTMENTS IN OTHER COMPANIES

	In other non-controlled companies- unlisted	23,721	22,283
	In controlled-supplementary activities	245,281	229,154
	In non-controlled-supplementary activities	8,191	7,454
	Other- unlisted	11,515	11,757

	Total	288,708	270,648

–	OTHER RECEIVABLES

	Prepayments	29,931	8,859
	Guarantee deposits	19,630	18,841
	Miscellaneous receivables	49,943	64,573
	Tax prepayments (1)	254,082	121,370
	Other	2,141	1,059

	Total	355,727	214,702

(1) As of September 30, 2005 and the end of the previous fiscal year, it includes the deferred tax asset for 253,000 and 118,000 respectively (see note 4.1).
–	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

	Correspondents – our account	17,951	25,889
	Collections and other operations for the account of third parties	51,573	62,301
	Other withholdings and collections at source	31,248	31,870
	Accounts payable for consumption	63,750	97,252
	Money orders payable	115,574	95,172
	Other	29,928	26,301

	Total	310,024	338,785

–	OTHER LIABILITIES

	Accrued salaries and payroll taxes	47,824	44,180
	Accrued taxes	24,561	21,107
	Miscellaneous payables	49,011	30,016
	Other	1,241	2,466

	Total	122,637	97,769

		09-30-2005	12-31-2004
–	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

	Items in safekeeping	33,833,349	28,470,212
	Collections items	483,064	461,424
	Checks drawn on the Bank pending clearing	148,861	105,565
	Other	16,662	13,038

	Total	34,481,936	29,050,239

		09-30-2005	09-30-2004
–	SERVICE CHARGE INCOME

	Rental of safe-deposit boxes	8,367	6,737
	Commissions for capital market transactions	11,681	8,081
	Commissions for salary payment	2,890	2,100
	Commissions for trust management	2,361	3,067
	Commissions for hiring of insurances	16,808	9,991
	Commissions for transportations of values	6,238	2,908
	Commissions for loans and guarantees	7,782	3,610
	Other	22,169	12,216

	Total	78,296	48,710

–	SERVICE CHARGE EXPENSE

	Turn-over tax	12,730	11,026
	Other	1,490	315

	Total	14,220	11,341

–	ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

	Rent	25,268	25,833
	Depreciations of bank premises and equipment	18,587	23,587
	Amortizations of organization and development expenses	12,491	18,377
	Electric power and communications	11,459	11,217
	Maintenance, conservation and repair expenses	16,360	15,272
	Security services	11,009	9,867
	Other	6,291	7,150

	Total	101,465	111,303

–	OTHER INCOME

	Deferred income tax (1)	135,000	—
	Other	6,413	10,305

	Total	141,413	10,305

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6	RESTRICTIONS ON ASSETS

As of September 30, 2005, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 78,414 in Federal Government bonds in US dollars LIBOR 2012 which have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The Government and Private Securities account includes 71,312 in secured bonds due 2018 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,165 are allocated to the guarantee securing payables to the BCRA.

7	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank’s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2005 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2005	2004	2005	2004	2005	2004
BBVA S.A.	40,954	—	56,271	85,350	19,975	—
Francés Valores Sociedad de Bolsa S.A.	29,091	—	32,563	643	1,659	1,123
Consolidar A.R.T. S.A.	29	30	41,534	20,217	226,126	197,703
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	27	65	34,017	15,572	201,388	183,604
Consolidar Cía. De Seguros de Retiro S.A.	32	33	146,668	186,984	299,390	1,083,791
Consolidar Cía. De Seguros de Vida S.A.	7	5	15,522	16,485	375,955	316,656
Credilogros Compañía Financiera S.A.	19,371	10,395	463	7,273	318	318
Atuel Fideicomisos S.A.	—	—	4,303	3,087	49	46
BBVA Consolidar Seguros S.A.	2	4	3,533	3,879	41,634	34,506
Consolidar Comercializadora S.A.	—	—	2,241	1,583	2,248	2,403
PSA Finance Argentina Cía Financiera S.A.	28,215	6,468	108	1,087	—	—
Rombo Cía. Financiera S.A.	54,943	22,934	694	293	—	—
Francés Administradora de Inversiones S.A.	114	77	2,265	9,223	2,359	4,838
Inversora Otar S.A.	—	—	906	95	338,947	326,004

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2005, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 8,365 and 4,514 respectively, and they are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2. Non Financial Trust

BF acts as trustee in 64 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about $ 5,059 million and consist of cash, creditors’ rights, real estate and shares.

11	CORPORATE BONDS

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

The following chart reflects corporate bonds in force as of September 30, 2005:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	11/26/2003	Non-subordinated	101,253,375	USD	100%	(1)	Semiannual	301,059	10/31/2008	(2)

(1)	Libor plus 150 basis points.
(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

12.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004. Such issuance took place on December 18, 1998.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of 23,176 thousand dollars was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 15.1.1, and was recorded as such. At any event, the final determination of this issue would not imply additional losses for the Bank.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the over-the-counter market

As of September 30, 2005, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2	Mutual Fund custodian

As of September 30, 2005, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU” and “FBA Futuro”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and investments financial trust certificates in safekeeping in the amount of 830,212, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of December 31, 2004 in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” “FBA Europa”, “FBA Horizonte”,”FBA Internacional”, “FBA EEUU” and “FBA

Futuro”, the Bank held certificates of deposits, shares, corporate bonds, tax credit certificates, government securities and warranties in safekeeping in the amount of 423,568, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA.

c)	As mentioned in note 2.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

15	ARGENTINE ECONOMIC CONTEXT

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$ 80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1735/04. Additionally, the Government has announced that it is not planning to make payments on debt not submitted to the restructuring process. The proposal presented contemplated the issuance of bonds with significant waiting periods both for the amortization of principal and interest. This will allow the Government to schedule maturities stepwise and to have financial relief, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The swap period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 18, 2005, the National Government announced the outcome of the exchange, the degree of acceptance of which amounted to 76,15%. And this implies that the Argentine Republic has left the default behind.

In June 2005, the National Government consummated the delivery of the exchanged government securities. U.S. dollar denominated Discount Bonds and peso denominated Discount Bonds were received, and interest amounts were also paid as scheduled.

15.1    Situations arising year 2001 crisis

15.1.1  Asymmetrical conversion into pesos (pesification)

The Bank received several notes from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested. BF answered those letters expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed.

Subsequently, Resolutions 24/04 and 179/04 issued by the Superintendent of Financial and Exchange Institutions, partially accepted the defense presented by the Bank. BF filed two Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned resolutions in respect of rejected items.

Through several letters sent to the BCRA, the last one dated October 18, 2004, the Bank has requested the release of BODEN 2012 corresponding to the compensation which is not objected by the above authorities. Additionally, it has filed the informative requirement required by BCRA Communication “A” 4165, informing of the acceptance of certain adjustments determined by the BCRA to the compensation amount, and rejecting other adjustments, as described below:

	Compensation	Argentine Government Bonds 2012(*)
Original amount reported	797,300	USD 606,539 thousand
Amount with accepted adjustments by the Bank	784,425	USD 581,612 thousand
Amount with rejected adjustments	659,179	USD 489,182 thousand

(*)	Face value USD 386,000,000 were unblocked during March 2003, and face value USD 77,993,900 during June, 2004.

The total effect of the above differences on the compensation amounts to 280,000, approximately. It should be noted that as of December 31, 2004 the Bank has charged off assets subject to objections that were not recognized in connection with the BCRA’s request. This does not imply a waiver of the actions mentioned above.

In addition, as mentioned in note 12, in May 2005 the compensation to be received in Boden 2012 for USD 39,078,010 face value was recorded under Other receivables from financial transactions.

15.1.2  Public Sector assistance

As of September 30, 2005 and the end of the previous fiscal year the Bank carried the following receivables from the Non Financial Public Sector:

a) Restructured Government securities and Credit assistance to the public sector:

	09.30.05		12.31.04
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Secured Bond 2018 (*)	87,767	108,184	451,121
CCF (Tax credit certificate) (*)	—.—	6	41,151
Federal Government secured loans – Decree No. 1387/01 (net of discounts)	3,802,518	4,353,700	5,798,218
Other loans to the Non Financial Public Sector	2,515	2,515	3,300
Discount Bonds in US dollar	205,941	205,941	—
Discount Bonds in pesos	360,516	770,784	—

Total	4,459,257	5,441,130	6,293,790

Allowances	—	(64,532)	(7,068)

(*)	Net of the balancing account established by Communication “A” 3911 as supplemented of the BCRA.

b) Government securities in portfolio, in process of restructuring:

	09.30.05		12.31.04
	BBVA Banco Francés	Consolidated position	Consolidated position
Argentine Republic External Bills (**)	—	—	594,593
Provincial Development Trust Fund Corporate Bonds (*)	794,415	794,415	742,930
Federal Government secured loans – Decree No. 1387/01 (net of discounts) (**)	—	—	383,271
Treasury Bills (**)	—	—	58,169
Other	—	—	630

Total	794,415	794,415	1,779,593

Allowances	—	—	(128,986)

(*)	These financing facilities are in the final phase of the restructuring process conducted by the National Government. No substantially adverse effects on the Bank’s equity forecast in this respect.
(**)	As mentioned in note 15, the Entity effected the debt exchange and received peso and dollar denominated Discount Bonds.

15.1.3  Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final court decision.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA.

Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will be presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the severe crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-à-vis financial institutions.

On February 3, 2004, the Argentine Banks Association (ABA) that gathered foreign-capital national banks, as the remaining financial Institutions, has sent to Mr. Economy Minister a compensation application form for the exchange difference that originates the fulfillment of the legal orders related to the action for the protection of constitutional rights filed by the regular depositors of the US dollars deposits, previously to the modification of the convertibility regime. The Institution has granted its conformity to such presentation. At this date Mr. Minister has not issued on the subject.

On July 13, 2004, the Supreme Court rendered its judgment in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market. Based on the above and on the individual’s own acts theory, the Supreme Court rejected the petitioner’s claim for the exchange difference. This is the second judgment rendered by the Supreme Court in relation to pesification where it considers the substance of the issue, the first one being the judgment rendered in the case between state entities, a Province (San Luis) and a state-owned Bank (Banco Nación). Additionally, in this judgment, one of the votes refers to the fact that the amparo is not the appropriate proceeding to be brought. Costs were assessed against the petitioner. As of the date of these financial statements, the first and second instance courts have applied this judgment in diverse ways.

On September 14 , 2004, the CSJN also pronounced in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar”, rejecting the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionally of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency. Subsequently to this appeal, the bank communicated to the Judge attending the cause with the corresponding documentation, that on April 2002 the plaintiffs have disposed all their deposits to a fixed term, being destined to the acquisition of two real estates and a vehicle, in the terms of the communication “A” 3481 of the BCRA, which preview this kind of operations. As a consequence, was deducted that the actors agreed and they were submitted to the emergency rule that allow in this way to return, the rescheduled deposits (within the framework of the emergency rule stated by the Federal Government) reason why – said the bank-, without prejudice of the appeal, the judgment, in its concept, resulted in an impossible fulfillment and abstract in their effects. Before such arguments and the silence maintain by the other parties regarding this matter, the Court considered that when the depositors dispose all of their funds in the Bank using one of the options granted to such purpose for the BCRA, that the action for the protection of constitutional rights will become abstract and for such reason, declared in officious the pronouncement of the Court over the extraordinary resources stated regarding the precedents mentioned and revoked the judgment appealed that sustain the action of the protection of constitutional rights (amparo), imposing the costs by his order of all the Courts due to the particular circumstances of the lawsuit.

The Supreme Court of Justice, on October 26, 2004, was pronounced in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, revoking the sentence in which mentioned the action on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and declares the constitutionality of the rule by which the argentine economy was pesificated due to the economic, financial and exchange emergency situation through which the country is going through, confirmed by Congress Law. The revocation of the sentence of the Original Jurisdiction do not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already paid due to the legal demands ordered by a Grade Judge.

As of the date hereof, BBVA Banco Francés S.A. continued to be subject to precautionary measures or execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings as concerns the constitutionality of pesification, the own acts’ theory, etc. In the defense of its shareholders’ and clients’ interests, BBVA Banco Francés S.A. has articulated such judicial defenses as deemed by it to be conducive to the preservation of its equity.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of September 30, 2005 and the end of the previous fiscal year, BF records 610,596 and 739,289 respectively, (after deducting the accumulated amortization for 498,925 and 335,827 as of September 30, 2004 and the end of the previous fiscal year, respectively) in the Intangible Assets item, Organization and Development Expenses account.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss. To the issuance date of the present financial statements, it is not possible to anticipate the final resolution of these matters.

15.1.4   Portfolio variation coefficient

In accordance with that established by the current regulations, the Bank applied the CVS (Salary Variation Coefficient) for certain pesified loans.

The Argentine Congress has enacted a Law which contemplates compensation to financial institutions for the loss resulting from the application to certain bank loans of the CVS instead of the CER index. On January 23, 2004, the Argentine Executive, through Decree 117/2004, regulated the abovementioned law, defining the guidelines to be complied with by financial institutions to adhere to the compensation regime. Subsequently, the BCRA, through Communication “A” 4114 dated March 12, 2004, established the procedure for institutions to adhere to the compensation regime, and the Ministry of Economy and Production, through Resolution 302/04 dated May 3, 2004, clarified the calculation method applicable to the amount to be compensated.

Additionally, on May 6, 2004, the ABA, which groups all foreign-capital national banks, filed with the Ministry of Economy, with copy to the BCRA, a request for compensation of the difference between CER and CVS indexes applicable to credits under Law 25,713, Decree 762/02, since as of this date the provisions of Law 25,796, Decree 117/04 and Resolution No. 302/04 are still casting doubts in respect of their implementation and effective compensation. Such request was rejected by the Ministry of Economy on July 21, 2004.

On May 18, 2004 the Bank made a filing with the BCRA, also copied to the Ministry of Economy, signifying its adhesion to the compensation system relating to the above mentioned index differences, subject to the calculation deemed by the bank to be consistent with the spirit of the rules in force, which it also included in the referred filing. Such presentation was confirmed through a letter dated October 4, 2004.

Up to December 31, 2003, the Bank had capitalized the nominal difference generated by the application of the CVS index instead of the CER index. On June 30, 2004, and in accordance with the provisions of BCRA Communication “A” 4114, and Resolution 302/04 of the Ministry of Economy and Production, the Bank wrote off the relevant asset and recorded an adjustment to earnings of prior years for 141,064 (loss). Such registration does not mean in any way to resign to the compensation.

15.1.5  BCRA advances and rediscounts

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as June 30, 2005 and the end of the previous fiscal year, amount to (principal, CER and interests) 1,825,091 (of which 29,189 has been anticipated) and 1,855,115, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank adhered with the cancellation procedure of such advances through several presentations to the BCRA and Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero - “URSF”). Additionally, on June 24, 2004, the U.R.S.F. communicated the Bank the authorization to extend the amortization terms of the mentioned advances. According to that, the Bank will cancel the advances received from the BCRA in 89 monthly installments as from March 2004 and affected in guarantee of such advances national secured loans according to what disposed by the BCRA in the letter dated December 5, 2003.

On September 2, 2005, the Bank cancelled in advance the aggregate balance of rediscounts for liquidity purposes granted by the BCRA, then amounting to 1,827,911. Consequently, the national secured loans pledged as a security for that assistance were released and are available as of the date hereof.

15.1.6  The impact of the crisis - Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank’s stockholders’ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. On October 21, 2003, the Bank filed a letter with the BCRA informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the BCRA, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

On March 18, 2004, the BCRA notified the issuance of Resolution No. 52/04 by the Superintendent of Financial and Exchange Institutions dated March 17, 2004, whereby the reformulation of the regularization and reorganization plan presented by the Bank was deemed to have been fulfilled.

During March 2004, the Bank has carried out the actions covered in the plan, included the sale of the subsidiary Banco Francés (Cayman) Limited to BBVA. Therefore, as from April 2004 the Bank has met the Minimum Capital requirements and other technical ratios established by the BCRA, even without giving effect to the capital increase made in November 2004. As of April 30, 2004, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement	408,715
Computable Capital	1,288,065

Excess over Capital Requirement	879,350

In addition, the Shareholders’ Meeting dated April 22, 2004 ordered a capital increase (see note 1.2) that was fully subscribed and paid in during the month of November 2004.

During June, 2004, as committed in the plan, the repurchase of loans and the sale of Boden 2012 was carried out.

As of September 30, 2005, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement (*)	783,262
Computable Capital	1,687,678

Excess over Capital Requirement	904,416

As from March 2004, the actions taken under the regularization and reorganization plan described in the preceding paragraphs allowed the Bank to meet the Minimum Capital requirements and other technical ratios established by the BCRA. As the Bank has carried out all actions committed under the regularization and reorganization plan, on November 23, 2004 it filed an application with the BCRA for it to regard the plan as having been fulfilled.

On February 25, 2005, the Superintendent of Financial and Exchange Institutions gave notice of Resolution No. 46/05 dated February 23, 2005, which regarded the regularization and reorganization plan presented by the Bank as duly fulfilled.

(*)	This requirement includes 206,530 due to breach of the commitment for pro rata sharing of credit risk regulation in connection with balances held in correspondents, which occurred during the effectiveness of the reorganization plan. Such incremental requirement shall be met until January 2006.

15.1.7	Future evolution of the economical situation and its effect on the Bank

In view of the favorable evolution of the economic variables, as a result of the actions taken, the Bank’s performance has substantially improved, resulting in the upgrading of its fundamental variables.

Since fiscal year 2004, the actions carried out have led to a significant increase in the Bank’s portfolio of loans to the private sector, while acceptance of deposits has also recorded an important growth.

These increases in volume, combined with an efficient price management policy, have enabled to significantly improve the Bank’s gross intermediation margin.

The improvement in service charge income related to the new strategy developed and new products launched, as well as the reduction in administrative expenses that resulted from the continued efforts placed on structures, processes and costs, have allowed improving again all efficiency and profitability ratios.

The credit policies applied over recent years have resulted in both the growth of the Bank’s loan portfolio and the improvement in its asset quality. In addition to the significant growth experienced during this year, as of September 30, 2005 the delinquency rate over total loans reached 1.34%, which compares much favorably to prior periods and the market as well. During 2005, allowances for loan losses were maintained to protect the Bank against such delinquency, reaching a 106.57% ratio as of September 30, 2005.

Given the favorable performance experienced during the last year and the first semester of 2005, the Bank’s Board of Directors is optimistic about the development of future operations, in particular if the National Government compensates for the significant mismatch resulting from enforcement of the Constitutional protection actions, and completes the process of compensation to financial institutions.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Serie	Identification	Holding			Position Without Options	Final Position
			Market Value	Book balance as of 09-30-2005	Book balance as of 12-31-2004
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Discount Bonds in pesos		ARDIVP=RR	187,777	360,516		187,777	187,777

Subtotal in pesos				360,516	56,107	187,777	187,777

In foreign currency
Discount Bonds in US dollar		ARDIVP=RR	74,843	205,941		74,843	74,843
Federal Government Bonds in US dollar Libor 2012			72,063	78,414		72,063	72,063

Subtotal in foreign currency				284,355	672,977	146,906	146,906

Subtotal in Holdings in investment accounts				644,871	729,084	334,683	334,683

Holdings for trading or financial transactions

Local

In pesos
Federal Government Bonds in pesos 2% 2014			3,100	3,100		(1)	(1)
Consolidation Bonds (PRE8)			4,185	4,185		7,305	7,305
Others			345	345		2,592	2,592

Subtotal in pesos				7,630	4,248	9,896	9,896

In foreign currency
Federal Government Bonds in US dollar Libor 2012			397	397		1	1
Federal Government Bonds in US dollar Libor 2013			420	420		—	—
Other			469	469		21	21

Subtotal in foreign currency				1,286	6,049	22	22

Subtotal in Holdings for trading or financial Transactions				8,916	10,297	9,918	9,918

Unlisted government securities

Local
In pesos
Secured Bonds due 2018 (1)				87,767		87,767	87,767

Subtotal in pesos				87,767	492,272	87,767	87,767

Subtotal Unlisted government securities				87,767	492,272	87,767	87,767

(1)	As of September 30, 2005, the market value was 77,876

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book Balance as of 09-30-2005	Book Balance as of 12-31-2004	Position without options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed
Own portfolio
C30N5BCRA			4,506	4,506		4,506	4,506
P05L6BCRA			4,665	4,665		4,665	4,665
P14D5BCRA			9,818	9,818		7,854	7,854
C31E7BCRA			10,610	10,610		10,280	10,280
C12L6BCRA			25,355	25,355		25,355	25,355
C22M6BCRA			34,935	34,935		34,591	34,591
P08M6BCRA			42,633	42,633		44,571	44,571
P16N5BCRA			58,373	58,373		58,373	58,373
P02N5BCRA			71,143	71,143		69,153	69,153
C05L6BCRA			100,748	100,748		100,748	100,748
C08F6BCRA			114,641	114,641		114,315	114,315
P09G6BCRA			160,628	160,628		160,628	160,628
P21F7BCRA			194,637	194,637		194,637	194,637
Other			10,236	10,236		19,230	19,230

Subtotal own portfolio				842,928	334,166	848,906	848,906

Repurchase transactions

Subtotal repurchase transactions				—	398,980	—	—

BCRA Notes
Listed
Own portfolio
CNOBACD06			7,325	7,325		7,325	7,325
BBPNOBAC07			90,636	90,636		90,636	90,636

Other			1,315	1,315		1,315	1,315

Subtotal BCRA Notes in pesos				99,276	7,601	99,276	99,276

Subtotal instruments issued by the BCRA				942,204	740,747	948,182	948,182

TOTAL GOVERNMENT SECURITIES				1,683,758	1,972,400	1,380,550	1,380,550

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book Balance as of 09-30-2005	Book Balance as of 12-31-2004	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local
In pesos
Telefónica de Argentina Corporate Bonds			3,872	3,872		7,657	7,657

Subtotal in pesos				3,872	218	7,657	7,657

In foreign currency
Pecom 2009 Corporate Bonds			12	12		12	12
Metrogas 2003 Corporate Bonds			26	26		26	26
Others			5	5		5	5

Subtotal in foreign currency				43	63	43	43

Foreign
Other			10	10		10	10

Subtotal foreign				10	10	10	10

Subtotal Other debt instruments				3,925	291	7,710	7,710

Other Equity instruments

Foreign

ADR Telefónica de España			56	56		—.—	—.—
ADR Telebras			54	54		—.—	—.—
Others			8	8		(3)	(3)

Subtotal foreign				118	—.—	(3)	(3)

Subtotal Equity instruments				118	—.—	(3)	(3)

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				4,043	291	7,707	7,707

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,687,801	1,972,691	1,388,257	1,388,257

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	09-30-2005	12-31-2004
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	4,916,108	6,241,101
Other collaterals and counter guaranty “B”	29,579	22,834
Without senior security or counter guaranty	2,433,591	1,606,479

In potential risk

Other collaterals and counter guaranty “B”	6,645	8,465
Without senior security or counter guaranty	122,291	200,830

Nonperforming

Without senior security or counter guaranty	53,614	41,167

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	2,485	411
Without senior security or counter guaranty	43,027	23,796

Uncollectible

Other collaterals and counter guaranty “B”	—	2,577
Without senior security or counter guaranty	1,190	21,577

Total	7,608,530	8,169,237

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	09-30-2005	12-31-2004
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	7,804	5,254
Other collaterals and counter guaranty “B”	366,079	375,243
Without senior security or counter guaranty	751,041	635,188

Inadequate performance

Preferred collaterals and counter guaranty “A”	97	—
Preferred collaterals and counter guaranty “B”	3,793	3,333
Without senior security or counter guaranty	2,907	1,975

Deficient performance

Other collaterals and counter guaranty “B”	1,407	3,845
Without senior security or counter guaranty	2,267	5,896

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,866	1,377
Without senior security or counter guaranty	3,676	1,970

Uncollectible

Other collaterals and counter guaranty “B”	4,973	7,839
Without senior security or counter guaranty	2,587	2,612

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	—	51
Without senior security or counter guaranty	105	61

Total	1,148,602	1,044,644

General Total (1)	8,757,132	9,213,881

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER, 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	FINANCING
	09-30-2005		12-31-2004
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	5,491,852	62,71%	6,747,436	73.23%
50 next largest clients	1,282,881	14,65%	816,190	8.86%
100 following clients	464,664	5,31%	313,600	3.40%
Remaining clients	1,517,735	17,33%	1,336,655	14.51%

Total (1)	8,757,132	100.00%	9,213,881	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Past-due portfolio	Term remaining to maturity						Total
		1 month	3 months	6 months	12 months	24 months	More than 24 months
Government sector	—	8,456	421	74,691	984	172,954	4,341,942	4,599,448
Financial sector	—	70,910	18,949	16,523	43,021	3,842	640	153,885
Non financial private sector and residents abroad	36,605	1,629,276	499,782	555,016	408,881	270,090	604,149	4,003,799

TOTAL	36,605	1,708,642	519,152	646,230	452,886	446,886	4,946,731	8,757,132	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2005	12-31-2004	Main business	Fiscal year/ period- end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	8,837	7,640	Stockholder	09.30.2005	6,071	8,839	2,196

30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	142,281	133,233	Pensions fund manager	09.30.2005	140,739	264,928	7,758

33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common	1$	1	7,383,921	51,127	48,382	Insurance company	09.30.2005	11,195	79,975	692

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	30,957	24,403	Insurance company	09.30.2005	37,551	50,559	2,931

30704936016	Credilogros Compañía Financiera S.A.	Common	1$	1	39,700,000	26,243	22,774	Financial institution	09.30.2005	57,100	37,742	4,990

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1000$	1	9,000	11,700	11,045	Financial institution	09.30.2005	18,000	23,399	1,306

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	12,079	15,496	Trust Manager	09.30.2005	13,100	12,080	(3,417)

		Subtotal controlled				283,224	262,973

	Noncontrolled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	8,000	12,419	12,183	Financial Institution	09.30.2005	20,000	31,050	593
	Other					8,191	7,454

	Foreign
	Other					733	748

		Subtotal noncontrolled				21,343	20,385

		Total in financial institutions, supplementary and authorized				304,567	283,358

	IN OTHER COMPANIES

	Noncontrolled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	18,240	17,191	Workers compensation	09.30.2005	77,684	145,919	5,012
30500064230	BBVA Seguros S.A.	Common	1$	1	1,301,847	5,308	4,905	Insurance	09.30.2005	10,651	43,432	1,028
	Other					173	187

	Foreign

17415001	A.I.G. Latin American Fund					11,470	11,711	Investing	12.31.2001	110,496	55,039	(55,457)
	Other					45	46

		Subtotal noncontrolled				35,236	34,040

		Total in other companies				35,236	34,040

		Total investments in other companies				339,803	317,398

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2005 AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers		Decreases	Depreciation for the period		Net book value at 09-30-2005	Net book value at 12-31-2004
						Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	310,782	2,123	—		—	50	7,612	305,293	310,782
Furniture and Facilities	26,814	2,770	59		10	10	5,138	24,495	26,814
Machinery and Equipment	12,474	10,196	(59)		145	5	5,618	16,848	12,474
Automobiles	971	232	—		26	5	219	958	971

Total	351,041	15,321	—		181		18,587	347,594	351,041

OTHER ASSETS

Works of Art	983	—	—		—	—	—	983	983
Leased assets	8,106	—	3,446		2,076	50	137	9,339	8,106
Assets acquired to secure loans	13,767	—	(11,719	)(1)	1,954	50	94	—.—	13,767
Stationery and office supplies	985	2,878	—		2,019	—	—	1,844	985
Other	71,436	684	8,273		29,085	50	822	50,486	71,436

Total	95,277	3,562	—		35,134		1,053	62,652	95,277

(1)	Pursuant to Communication “A” 4254, since June 30, 2005 the assets acquired to secure the loan as of March 31, 2003 were no longer recorded under this item.

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIOD

ENDED SEPTEMBER 30, 2005 AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the Period		Net book value at 09-30-2005	Net book value at 12-31-2004
				Years of useful life	Amount
Goodwill	32,088	—		10	4,972	27,116	32,088
Organization and Development expenses (1)	29,830	6,935	14	1 & 5	12,491	24,260	29,830
Organization and development non-deductible expenses (2)	739,289	36,745	1,209	5	164,229	610,596	739,289

Total	801,207	43,680	1,223		181,692	661,972	801,207

(1)	This caption mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 15.1.3.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	09-30-2005		12-31-2004
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,202,299	11,10%	1,168,263	12.70%
50 next largest clients	1,358,164	12,54%	1,312,765	14.28%
100 following clients	843,929	7,79%	431,916	4.70%
Remaining clients	7,427,589	68,57%	6,281,543	68.32%

TOTAL	10,831,981	100.00%	9,194,487	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	7,797,488	1,510,232	591,893	708,489	223,864	15	10,831,981

Other liabilities from financial transactions

BCRA	8,293	—	—	12,714	12,714	63,572	97,293

Banks and International Institutions	1,333	27,849	78,947	65,139	22,945	35,448	231,661

Non-subordinated corporate bonds	25,838	—	—	19,679	59,001	196,541	301,059

Financing received from Argentine financial institutions	95,699	—	—	—	—	—	95,699

Other	310,024	—	—	—	—	—	310,024

Total	441,187	27,849	78,947	97,532	94,660	295,561	1,035,736

TOTAL	8,238,675	1,538,081	670,840	806,021	318,524	295,576	11,867,717

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2005 AND THE FISCAL YEAR ENDED DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases		Reversals (6)	Applications	09-30-2005	12-31-2004
DEDUCTED FROM ASSETS
Government securities
– For impairment value	55,325	3	(5)	1,550	53,778	—	55,325

Loans
– Allowance for doubtful loans	118,796	90,032	(1)	510	93,729	114,589	118,796

Other receivables from financial transactions
– Allowance for doubtful receivables	12,757	121	(1)	1,781	144	10,953	12,757

Assets subject to financial leasing
– Allowance for doubtful receivables	1,162	403	(1)	—	—	1,565	1,162

Investments in other companies
– For impairment value (3)	11,711	—		241	—	11,470	11,711

Other receivables
– Allowance for doubtful receivables (2)	153,423	136,822		9,280	1,865	279,100	153,423

Total	353,174	227,381		13,362	149,516	417,677	353,174

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	3,914	23		150	—	3,787	3,914

– Other contingencies	228,894	80,286	(4)	—	34,974	274,206	228,894

Total	232,808	80,309		150	34,974	277,993	232,808

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2005 and December 31, 2004.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 2.3.o).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government securities	(1,550)
– Loans	(510)
– Other receivables from financial transactions	(105)
– Investments in other companies	(241)
– Other receivables	(278)

EXHIBIT K

CAPITAL STRUCTURE AS SEPTEMBER 30, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

Accounts	09-30-2005						12-31-2004
		Total of period (per type of currency)
	Total of Period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS

Cash and due from banks	830,917	31,851	796,423	940	84	1,619	573,415
Government and private securities	285,812	—	285,812	—	—	—	679,099
Loans	762,663	4,849	757,814	—	—	—	518,273
Other receivables from financial transactions	304,405	2,810	300,128	103	—	1,364	88,982
Assets subject to financial leasing	78	—	78	—	—	—	86
Investments in other companies	12,248	—	12,248	—	—	—	12,505
Other receivables	14,658	186	14,472	—	—	—	28,984
Suspense items	70	—	70	—	—	—	284

TOTAL	2,210,851	39,696	2,167,045	1,043	84	2,983	1,901,628

LIABILITIES

Deposits	1,145,383	25,166	1,120,217	—	—	—	820,780
Other liabilities from financial transactions	870,523	15,701	851,789	1,010	3	2,020	702,327
Other liabilities	3,337	1,236	2,101	—	—	—	6,004
Subordinated corporate bonds	—	—	—	—	—	—	60,307
Suspense items	22	—	22	—	—	—	2,793

TOTAL	2,019,265	42,103	1,974,129	1,010	3	2,020	1,592,211

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	65,525	—	65,525	—	—	—	—
Control	8,503,988	6,104	8,496,079	3	1,048	754	7,760,035
Trustee activities	4,514	—	4,514	—	—	—	—

TOTAL	8,574,027	6,104	8,566,118	3	1,048	754	7,760,035

Credit accounts (except contra credit accounts)
Contingent	231,765	—	231,765	—	—	—	260,269
Control	—	—	—	—	—	—	7,301

TOTAL	231,765	—	231,765	—	—	—	267,570

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

		Status
		Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
Concept				Not yet matured	Past-due	Not yet matured	Past-due			09-30-2005	12-31-2004
1.	Loans	308,718	—	—	—	—	—	—	—	308,718	63,397
-	Overdraft	19	—	—	—	—	—	—	—	19	2,170
Without senior security or counter guaranty		19	—	—	—	—	—	—	—	19	2,170
-	Discounted Instruments	5,363	—	—	—	—	—	—	—	5,363	3,301
Without senior security or counter guaranty		5,363	—	—	—	—	—	—	—	5,363	3,301
-	Real Estate Mortgage and Collateral Loans	385	—	—	—	—	—	—	—	385	245
Other collaterals and counter guaranty “B”		385	—	—	—	—	—	—	—	385	245
-	Consumer	30	—	—	—	—	—	—	—	30	38
Without senior security or counter guaranty		30	—	—	—	—	—	—	—	30	38
-	Credit Cards	302	—	—	—	—	—	—	—	302	265
	Without senior security or counter guaranty	302	—	—	—	—	—	—	—	302	265
-	Other	302,619	—	—	—	—	—	—	—	302,619	57,378
	Without senior security or counter guaranty	302,619	—	—	—	—	—	—	—	302,619	57,378
2.	Other receivables from financial transactions	7,247	—	—	—	—	—	—	—	7,247	662
3.	Assets subject to financial leasing and other	49	—	—	—	—	—	—	—	49	—
4.	Contingent commitments	34,146	—	—	—	—	—	—	—	34,146	21,230
5.	Investments in other companies and private securities	136,799	—	—	—	—	—	—	—	136,799	133,246

Total		486,959	—	—	—	—	—	—	—	486,959	218,535

Total Allowances		2,782	—	—	—	—	—	—	—	2,782	441

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	09/30/05	12/31/04
ASSETS
CASH AND DUE FROM BANKS
Cash	451,462	421,910
Due from banks and correspondents	1,651,406	1,244,707

	2,102,868	1,666,617

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	645,369	742,902
Holdings for trading or financial transactions	615,400	128,788
Unlisted Government Securities	87,773	492,902
Instruments issued by the BCRA	1,239,393	999,563
Investments in listed private securities	203,441	179,212

Less: Allowances	2,621	66,419

	2,788,755	2,476,948

LOANS
To government sector (Exhibit 1)	5,150,630	6,927,719
To financial sector (Exhibit 1)	230,316	169,509
To non financial private sector and residents abroad (Exhibit 1)	3,452,979	2,374,276

Overdraft	588,972	272,275
Discounted instruments	465,023	251,332
Real estate mortgage	384,324	401,064
Collateral Loans	53,283	25,943
Consumer	276,773	182,627
Credit cards	433,073	364,105
Other	1,344,730	964,177
Interest and listed-price differences accrued and pending collection	33,701	25,517
Less: Unused collections	124,975	111,840
Less: Interest documented together with main obligation	1,925	924
Less: Difference arising from purchase of portfolio	86	88
Less: Allowances	184,405	202,693

	8,649,434	9,268,723

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	293,316	325,844
Amounts receivable for spot and forward sales pending settlement	144,262	380,796
Instruments to be received for spot and forward purchases pending settlement	150,926	34.192
Unlisted corporate bonds (Exhibit 1)	79,121	99,691
Non-deliverable forward transactions balances pending settlement	50	—
Other receivables not covered by debtor classification regulations	139,101	40,152
Other receivables covered by debtor classification regulations (Exhibit 1)	19,130	14,445
Interest accrued and pending collection not covered by debtor classification regulations	112,604	90,764
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	2,469	2,153

Less: Allowances	11,031	12,796

	929,948	975,241

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	108,312	59,764
Less: Allowances	1,608	1,188

	106,704	58,576

INVESTMENTS IN OTHER COMPANIES
In financial institutions	13,152	12,931
Other	47,223	46,205

Less: Allowances	11,470	11,711

	48,905	47,425

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	2,449	2,999
Tax on minimum presumed income – Tax Credit	113,331	92,631
Other	403,224	245,555
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	73	56
Other accrued interest receivable	6	2
Less: Allowances	279,508	153,825

	239,575	187,418

PREMISES AND EQUIPMENT	376,683	381,389

OTHER ASSETS	63,028	95,549

INTANGIBLE ASSETS
Goodwill	27,116	32,088
Organization and development expenses	689,871	836,893

	716,987	868,981

SUSPENSE ITEMS	953	1,213

OTHER SUBSIDIARIES’ ASSETS (Note 5)	29,409	32,342

TOTAL ASSETS	16,053,249	16,060,422

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	09/30/05	12/31/04
LIABILITIES

DEPOSITS
Government sector	155,868	198,593
Financial sector	25,835	18,568
Non financial private sector and residents abroad	10,475,998	8,776,619

Checking accounts	1,933,739	1,620,763
Savings deposits	2,829,001	2,395,505
Time deposits	4,906,932	3,983,558
Investments accounts	213,274	159,193
Other	493,835	381,795
Interest and listed-price differences accrued payable	99,217	235,805

	10,657,701	8,993,780

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	97,293	1,780,275

Other	97,293	1,780,275
Banks and International Institutions	228,347	251,005
Non-subordinated corporate bonds	294,900	321,181
Amounts payable for spot and forward purchases pending settlement	151,757	31,892
Instruments to be delivered for spot and forward sales pending settlement	146,380	423,051
Non-deliverable forward transactions balances pending settlement	61	—
Financing received from Argentine financial institutions	96,961	3,110
Other	311,970	341,824
Interest and listed–price differences accrued payable	9,483	122,049

	1,337,152	3,274,387

OTHER LIABILITIES
Fees payable	55	95
Other	184,351	143,952

	184,406	144,047

ALLOWANCES	330,754	265,698

SUBORDINATED CORPORATE BONDS	—	60,307

SUSPENSE ITEMS	2,750	33,788

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,564,672	1,413,387

TOTAL LIABILITIES	14,077,435	14,185,394

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	186,804	172,204

STOCKHOLDERS’ EQUITY	1,789,010	1,702,824

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,053,249	16,060,422

MEMORANDUM ACCOUNTS

		09/30/05	12/31/04
DEBIT ACCOUNTS

Contingent
–	Guarantees received	4,660,768	5,240,258
–	Contra contingent debit accounts	535,016	2,990,328

		5,195,784	8,230,586

Control
–	Receivables classified as irrecoverable	431,966	469,895
–	Other	34,507,640	29,063,225
–	Contra control debit accounts	194,895	207,304

		35,134,501	29,740,424

Derivatives
–	“Notional” amount of non-deliverable forward transactions	43,632	28,173
–	Contra debit derivatives accounts	70,016	19,361

		113,648	47,534

For trustee activities
–	Funds in trust	32,556	29,479

		32,556	29,479

	TOTAL	40,476,489	38,048,023

CREDIT ACCOUNTS

Contingent
–	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	3,427	272,854
–	Guarantees provided to the BCRA	72,828	2,387,972
–	Other guarantees given covered by debtor classification regulations (Exhibit 1)	372,679	219,798
–	Other covered by debtor classification regulations (Exhibit 1)	86,020	109,704
–	Other non covered by debtor classification regulations	62	—
–	Contra contingent credit accounts	4,660,768	5,240,258

		5,195,784	8,230,586

Control
–	Items to be credited	175,045	173,837
–	Other	19,850	33,467
–	Contra control credit accounts	34,939,606	29,533,120

		35,134,501	29,740,424

Derivatives
–	“Notional” amount of non-deliverable forward transactions	70,016	19,361
–	Contra debit derivatives accounts	43,632	28,173

		113,648	47,534

For trustee activities
–	Contra credit accounts for trustee activities	32,556	29,479

		32,556	29,479

	TOTAL	40,476,489	38,048,023

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	09/30/05	09/30/04
FINANCIAL INCOME

Interest on cash and due from banks	17,811	8,253
Interest on loans to the financial sector	10,085	2,806
Interest on overdraft	26,795	18,168
Interest on discounted instruments	14,358	7,552
Interest on real estate mortgage	31,081	34,004
Interest on collateral loans	2,472	827
Interest on credit card loans	17,472	13,021
Interest on other loans	107,404	69,801
Interest from other receivables from financial transactions	6,587	4,958
Income from secured loans - Decree 1387/01	213,123	179,368
Net income from government and private securities	159,740	125,742
Indexation by CER	530,581	293,100
Indexation by CVS	—	37,699
Other	84,603	65,630

	1,222,112	860,929

FINANCIAL EXPENSE

Interest on checking accounts	14,770	14,423
Interest on savings deposits	2,623	2,905
Interest on time deposits	106,310	74,841
Interest on financing to the financial sector	624	968
Interest from other liabilities from financial transactions	19,687	16,875
Other interest	57,180	72,805
Indexation by CER	259,782	132,495
Other	25,220	39,226

	486,196	354,538

GROSS INTERMEDIATION MARGIN – GAIN	735,916	506,391

ALLOWANCES FOR LOAN LOSSES	93,833	31,602

SERVICE CHARGE INCOME

Related to lending transactions	59,498	52,731
Related to liability transactions	143,369	115,209
Other commissions	246,948	215,490
Other	78,714	50,683

	528,529	434,113

SERVICE CHARGE EXPENSE

Commissions	33,852	24,036
Other	18,361	17,209

	52,213	41,245

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	09/30/05	09/30/04
ADMINISTRATIVE EXPENSES
Payroll expenses	307,454	248,150
Fees to Bank Directors and Statutory Auditors	239	227
Other professional fees	19,326	20,074
Advertising and publicity	27,999	20,021
Taxes	27,846	21,032
Other operating expenses	131,162	141,524
Other	54,231	45,255

	568,257	496,283

NET GAIN FROM FINANCIAL TRANSACTIONS	550,142	371,374

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(15,024)	(9,221)

OTHER INCOME
Income from long-term investments	2,469	17,809
Punitive interests	2,034	1,750
Loans recovered and reversals of allowances	59,581	395,448
Other	246,398	326,404

	310,482	741,411

OTHER EXPENSE
Punitive interests and charges paid to BCRA	47	93
Charge for uncollectibility of other receivables and other allowances	219,357	360,648
Amortization of difference arising from judicial resolutions	164,229	150,170
Other	362,246	501,345

	745,879	1,012,256

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	99,721	91,308

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	13,535	132,133

NET INCOME/(LOSS) FOR THE PERIOD	86,186	(40,825)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	09/30/05	09/30/04
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,666,617	1,639,154
Increase in cash and due from banks	436,251	137,580

Cash and due from banks at end of the period	2,102,868	1,776,734

REASON OF CHANGES IN CASH

Financial income collected	1,081,094	1,023,710
Service charge income collected	527,962	433,210

Less:
Financial expense paid	689,873	369,090
Services charge expense paid	52,213	41,224
Operating expenses paid	516,375	422,471

FUNDS PROVIDED BY ORDINARY OPERATIONS	350,595	624,135

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	1,799,591	440,956
Net increase in other liabilities (*)	66,427	—
Net decrease in government and private securities (**)	234,561	1,187,656
Net decrease in loans	45,995	—
Net decrease in other receivables from financial transactions (**)	171	201,396
Other sources of funds (**)	198,612	381,922

TOTAL OF SOURCES OF FUNDS	2,345,357	2,211,930

USE OF FUNDS

Net increase in loans (**)	—	1,452,930
Net increase in other assets (**)	197,854	15,476
Net decrease in other liabilities from financial transactions (*)	1,726,736	456,461
Net decrease in other liabilities (*)	—	136,154
Other uses of funds (*)	335,111	637,464

TOTAL USES OF FUNDS	2,259,701	2,698,485

INCREASE IN FUNDS	436,251	137,580

(*) Variations originated in financing activities	(195,829)	(789,123)
(**) Variations originated in investment activities	281,485	302,568

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2005 PRESENTED IN COMPARATIVE

FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2004, AND THE

STATEMENTS OF INCOME AND CASH FLOWS AS OF SEPTEMBER 30, 2004

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of September 30, 2005 and December 31, 2004, and the statements of income and cash flows for the periods ended September 30, 2005 and 2004, as per the following detail:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the nine-month periods ended September 30, 2005 and 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the three month periods ended September 30, 2005 and 2004.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted for purposes of comparison of the periods of companies consolidating on the basis of a nine-month period ended on September 30, 2005 and 2004.

–	As of December 31, 2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía Financiera S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2004.

Interests in subsidiaries as of September 30, 2005 and the end of the previous year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09/30/05	12/31/04	09/30/05	12/31/04	09/30/05	12/31/04
Francés Valores Soc. de Bolsa S.A.	Common	12,137	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. De Seguros de Vida S.A.	Common	7,383,921	197,875	65.9600	65.9582	65.9600	65.9582
Consolidar Cía. De Seguros de Retiro S.A.	Common	25,033,832	200,000	66.6666	66.6667	66.6666	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9.000	9.000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

Assets, liabilities and subsidiaries´ stockholders´ equity balances in accordance with the criteria defined in Note 2 below, as of September 30, 2005 and the end of the previous year and net income balances as of September 30, 2005 and 2004, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09/30/05	12/31/04	09/30/05	12/31/04	09/30/05	12/31/04	09/30/05	09/30/04
Francés Valores Soc. de Bolsa S.A.	10,230	7,864	1,391	219	8,839	7,645	2,196	1,395
Atuel Fideicomisos S.A. and its subsidiary	15,280	18,794	3,200	3,294	12,080	15,500	(3,417)	2,075
Consolidar A.F.J.P. S.A.	329,840	312,003	65,818	64,771	264,022	247,232	17,696	9,080
Consolidar Cía. de Seguros de Vida S.A. and its subsidiary	265,934	307,488	188,421	234,136	77,513	73,352	4,161	15,843
Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary	1,458,092	1,233,849	1,411,659	1,197,246	46,433	36,603	9,830	2,352
PSA Finance Argentina Cía Financiera S.A.	54,499	30,196	31,100	8,103	23,399	22,093	1,306	(735)
Credilogros Cía. Financiera S.A.	83,103	105,876	45,361	73,124	37,742	32,752	4,990	(1,699)

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

–	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

–	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

Up to the 2003 year-end, as long as the tax on minimum presumed income exceeded income tax (TOMPI), the Subsidiaries recorded under Other Receivables—Tax Advance account, a credit for the TOMPI.

As of December 31, 2004 as Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintained such item during this year, the 4,897 (loss) was adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BF. Credilogros Cía. Financiera S.A. and PSA Finance Argentina Cía. Financiera S.A., recorded an adjustment to earnings of prior years in this respect for an amount of 1,062 (loss) in their financial statements.

On the financial statements as of September 30, 2004 presented for comparative purposes, the mentioned adjustment had an effect on the items “Income tax and tax on minimum presumed income” of the Statement of Income for 916 (increase) and “Results of Minority Interest in Subsidiaries” for 314 (increase).

Moreover, the adjustments described in note 2.3.k) affected, in the consolidated balance sheet as of December 31, 2004 presented for comparative purposes, the items Other receivables by 178 (decrease), Investments in other companies by 115 (decrease) and Minority interest in subsidiaries by 74 (increase), and in the consolidated income statement as of September 30, 2004 presented for comparative purposes, the items Service charge expense by 21 (decrease), Other income by 17 (increase) and Results of minority interest in subsidiaries by 10 (increase).

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 55,080 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09/30/05	12/31/04
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	121,741	113,999
Consolidar Cía. de Seguros de Vida S.A.	26,386	24,970
Consolidar Cía. de Seguros de Retiro S.A.	15,476	12,200
Credilogros Compañía Financiera S.A.	11,499	9,978
Francés Valores Sociedad de Bolsa S.A.	2	5
Atuel Fideicomisos S.A.	1	4
PSA Finance Argentina Cía Financiera S.A.	11,699	11,048

	186,804	172,204

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,300. These shares have been pledged in favor of “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	09/30/05	12/31/04
GOVERNMENT SECURITIES

Holdings in investment accounts

Argentine Republic External Bills (VEY4D)	—	594,593
Federal Government Bonds (LIBOR 2012)	78,414	78,384
Treasury bills	—	58,169
Discount Bonds in pesos	360,516	—
Discount Bonds in US dollar	205,941	—
Others	498	11,756

Total	645,369	742,902

	09/30/05	12/31/04
Holdings for trading or financial transactions

Treasury Bills	—	9,032
Middle Term Treasury Bonds (BONTE 2002)	—	5,165
Federal Government Bonds 2008 (BODEN 2008)	65,921	53,792
Federal Government Bonds LIBOR 2012	26,154	29,701
Buenos Aires City Bond	7,241	—
Federal Government Bonds LIBOR 2014	6,199	—
Discount Bonds in pesos	410,268	—
Federal Government Bonds 2007 (BODEN 2007)	18,589	—
Cuasipar Bonds in pesos	7,238	—
Secured Bonds due in 2018	20,417	—
Federal Government Bocon PRE8	48,670	—
Argentine Republic External Bills	—	8,057
Others	4,703	23,041

Total	615,400	128,788

Unlisted government securities

Secured Bonds due in 2018	87,767	451,121
Tax credit certificates due in 2003/2006	6	41,151
Others	—	630

Total	87,773	492,902

Instruments issued by the BCRA

BCRA Bills (LEBAC)	993,868	958,979
BCRA Notes (NOBAC)	245,525	40,584

Total	1,239,393	999,563

PRIVATE SECURITIES

Investments in listed private securities

Acindar S.A. Corporate Bonds	11,856	8,581
Edesur S.A. Corporate Bonds	28,484	28,462
Telefónica de Argentina S.A. Corporate Bonds	40,289	40,344
Tarjeta Naranja Corporate Bonds	7,166	—
Tarjeta Naranja Trust	8,847	8,270
Tenaris	5,154	—
Grupo Financiero Galicia S.A.	4,337	7,108
Galtrust 1 Financial Trust	2,928	2,654
FBA Renta Pesos	20,131	23,104
Petrobras Energía S.A.	8,677	9,043
Roble Pesos Class 1	8,465	2,003
Optimun CDB Pesos- Class B	9,501	7,307
1784 Inversion Pesos Class A	5,030	3,224
Rembrandt Amro Ahorro Pesos	6,872	—
Super ahorro pesos- Clase B	9,529	—
Others	26,175	39,112

Total	203,441	179,212

Allowances	(2,621)	(66,419)

Total	2,788,755	2,476,948

	09/30/05	12/31/04
OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	16,327	16,431
Complementary Capital – Compañia de Seguros	10,015	13,337
Others related to insurance business	3,067	2,574

Total	29,409	32,342

OTHER SUBSIDIARIES´ LIABILITIES

Insurance companies, claims in adjustment process	134,649	312,638
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	90,707	90,470
Insurance companies, mathematical reserve	1,329,232	1,235,383
Insurance companies, reinsurer´s reserve	(1,512)	(79,191)
Difference arising from secured loans accrued valuation	(55,080)	(58,458)
Benefit pending of integration – Resolution No. 29.796	(2,610)	(114,266)
Others related to insurance business	69,286	26,811

Total	1,564,672	1,413,387

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	09/30/05	12/31/04
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	5,421,609	7,084,116
Other collaterals and counter guaranty “B”	30,385	23,919
Without senior security or counter guaranty	2,557,193	1,717,505

In potential risk

Other collaterals and counter guaranty “B”	6,645	8,465
Without senior security or counter guaranty	122,291	200,830

Nonperforming

Other collaterals and counter guaranty “B”	—	44
Without senior security or counter guaranty	53,614	41,167

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	2,485	411
Without senior security or counter guaranty	43,027	23,796

Uncollectible

Other collaterals and counter guaranty “B”	—	2,577
Without senior security or counter guaranty	1,190	21,577

Total	8,238,439	9,124,407

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	09/30/05	12/31/04
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	7,804	5,254
Other collaterals and counter guaranty “B”	412,408	394,996
Without senior security or counter guaranty	815,338	692,920

Inadequate performance

Other collaterals and counter guaranty “A”	97	—
Other collaterals and counter guaranty “B”	3,937	3,444
Without senior security or counter guaranty	5,682	4,403

Deficient performance

Other collaterals and counter guaranty “B”	1,493	3,880
Without senior security or counter guaranty	4,177	7,423

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,866	1,377
Without senior security or counter guaranty	6,689	3,330

Uncollectible

Other collaterals and counter guaranty “B”	4,997	7,839
Without senior security or counter guaranty	4,532	3,563

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	—	51
Without senior security or counter guaranty	146	81

Total	1,269,166	1,128,561

General Total (1)	9,507,605	10,252,968

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT ACCOUNTANTS’

LIMITED REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements subject to review

We have reviewed the accompanying balance sheet of BBVA BANCO FRANCÉS S.A. as of September 30, 2005 and the related statements of income, changes in stockholders’ equity and cash flows for the nine-month period then ended, with their notes 1 to 16 and supplemental exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also reviewed the consolidated balance sheet of BBVA BANCO FRANCÉS S.A. and subsidiaries (listed in note 1 to the consolidated financial statements) as of September 30, 2005 and the related consolidated statements of income and changes in cash flows for the nine-month period then ended, with their notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a limited review report on such financial statements, based on our work performed with the scope described in caption 2.

2.	Scope of the review

We conducted our review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, and the “Minimum Standards for External Audits” for the limited review of quarterly financial statements established by the Argentine Central Bank (BCRA). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in caption 1.

3.	Prior explanations to our limited review report

a)	As of September 30, 2005, and as more fully discussed in notes 15.1.3. and 3.II.c) to the accompanying financial statements, as allowed by the standards issued in this respect by the BCRA, the Bank presented net assets for 610,596 thousands of pesos, in account Non-Deductible Organization and Development Expenses under the item Intangible Assets, to reflect the balances arising from the compliance with court rulings ordering the refund of deposits in the financial system, in accordance with the provisions of Law No. 25,561, Decree 214/02 and supplementary regulations. Although the Bank estimates that there are possibilities of compensation or recovery of the losses resulting from this situation, it is not possible to predict the final outcome of this matter at the date of issuance of this report.

b)	Note 3 to the financial statements describes the differences between the accounting standards established by the BCRA used for the preparation of the financial statements referred to in caption 1 and the accounting principles generally accepted in Buenos Aires City. In addition, other differences with respect to the accounting principles generally accepted in Buenos Aires City are detailed in Note 2 to the consolidated financial statements.

c)	We have audited the Bank’s financial statements as of December 31, 2004 (opening balances), whose individual and consolidated balance sheet and their respective supplementary information have been presented comparatively and on which we issued our independent auditors’ report dated March 4, 2005, to which we refer, including a qualified opinion due to: (i) the uncertainty related to the issue indicated in point a) under this caption and (ii) divergences from the accounting principles generally accepted in Buenos Aires City.

Additionally, we have reviewed the financial statements for the nine-month period ended September 30, 2004, whose statement of changes in stockholders’ equity and individual and consolidated statements of income and of cash flows and their respective supplementary information have been presented comparatively and on which we issued our limited review report dated November 11, 2004, to which we refer, which included a disclaimer due to the limitations to the scope of our professional work and to the very significant and pervasive effects on these financial statements of the uncertainties existing at that date related to: (i) the recoverable value of government securities and credit assistance granted to the government sector; (ii) the asset recorded for the expected compensation for payments to depositors made under court orders; and (iii) the compliance of the Regularization and Reorganization Plan submitted by the Bank to the BCRA. In addition, such report disclosed the existence of certain divergences from the accounting principles generally accepted in Buenos Aires City. The uncertainties mentioned in points (i), and (iii) have already been resolved at the date of issuance of this report.

4.	Limited review report

Based on our limited review performed with the scope indicated in caption 2, which did not include all the procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, we are in a position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies as of September 30, 2005, give consideration to all the significant facts and circumstances of which we are aware of; and

b)	we do not have any observations to mention on the referred financial statements other than those indicated under caption 3.

As described in note 17 to the stand-alone financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the accounting principles generally accepted in Buenos Aires City – Argentina for the matters mentioned in Note 3 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. This report was prepared in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements and the “Minimum Standards for External Audits” established by the BCRA. The translation into English of the financial statements described in caption 1 and of this independent accountants´ limited review report has been made solely for the convenience of English-speaking readers.

Buenos Aires, November 4, 2005

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 14, 2005	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer